UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

The Men’s Wearhouse, Inc.

(Exact name of registrant as specified in its charter)

Texas	1-16097	74-1790172
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

6380 Rogerdale Road Houston, Texas	77072
(Address of principal executive offices)	(Zip Code)

Kelly M. Dilts, 281-776-7000

(Name and telephone number, including area

code, of the person to contact in connection

with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 — Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

Background

In August 2012, the Securities and Exchange Commission (the “SEC”) released its rule on conflict minerals in accordance with Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act.  The SEC rule requires registrants with conflict minerals necessary to the functionality or production of its products to disclose certain information regarding the sourcing of such minerals, specifically if such minerals were sourced from the Democratic Republic of the Congo or certain adjoining countries (collectively “Conflict Region”).  Conflict minerals are currently identified as gold, columbite-tantalite (coltan), cassiterite, and wolframite, including their derivatives, which are limited to - by the SEC’s rule - tantalum, tin, and tungsten.

Determination Disclosure

As of December 31, 2013, The Men’s Wearhouse, Inc. (the “Company”) has concluded that conflict minerals necessary to the functionality or production of products contracted by the Company to be manufactured did not originate in the Conflict Region.

Description of Reasonable Country of Origin Inquiry (“RCOI”)

The Company performed a RCOI to determine whether any conflict minerals may have originated in the Conflict Region.  To complete its RCOI, the Company identified all suppliers that were contracted to manufacture products for the Company during the calendar year ended December 31, 2013.  Next, the Company contacted each of the identified suppliers and requested they review and complete a conflict minerals reporting template.

RCOI Results

The Company reviewed the responses from the suppliers to ensure all appropriate information was provided and believes the information provided is reasonably reliable and supports the Company’s determination disclosure.  Based on the results of the Company’s RCOI, the Company identified a limited number of suppliers that used conflict minerals in the manufacturing of their products for the Company.  The Company was informed by these suppliers that the conflict minerals were not sourced from the Conflict Region.

Link to Website

The Company’s website address is www.menswearhouse.com.  Through the investor relations section of this website, the Company has provided access to this Form SD filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

THE MEN’S WEARHOUSE, INC.
(Registrant)

By:	/s/ Kelly M. Dilts	Date: June 2, 2014
Kelly M. Dilts
Senior Vice President and Chief Accounting Officer